THE RBB FUND TRUST 485BPOS

Exhibit 99.(m)(3)

DISTRIBUTION AND SERVICE PLAN
The RBB Fund Trust

1. The Trust. The RBB Fund Trust (the “Trust”) is an open-end investment company registered under the Investment Company Act of 1940 (the “1940 Act”), and organized as a series trust.

2. The Plan. The Trust desires to adopt a plan of distribution pursuant to Rule 12b-1 under the 1940 Act with respect to the shares of beneficial interest (“Shares”) of each series of the Trust listed in Exhibit A (each a “Fund” and together, the “Funds”), and the Board of Trustees of the Trust ( the “Board”) has determined that there is a reasonable likelihood that adoption of this Plan will benefit each such Fund and its holders of Shares (“Shareholders”). Accordingly, the Trust has adopted this Plan on behalf of each Fund to enable such Fund to directly or indirectly bear expenses relating to the distribution of Shares of the Fund.

3. The Distributor. The Trust has entered into a written Distribution Agreement with Quasar Distributors, LLC (the “Distributor”), pursuant to which the Distributor will act as the exclusive distributor with respect to the creation and distribution of creation unit size aggregations of shares described in the Funds’ registration statement (“Creation Units”) of each Fund.

4. Payments. The Trust may pay the Distributor a monthly fee to reimburse the Distributor for actual amounts expended to finance any activity primarily intended to result in the sale of Creation Units of a Fund or the provision of investor services. The Trust also may pay other service providers for services rendered in connection with the sale and promotion of Shares and the furnishing of services to Shareholders. Such services include, but are not limited to: (i) marketing and promotional services, including advertising; (ii) printing and distributing to persons other than current Shareholders the reports, prospectuses, notices and similar materials that are prepared by the Trust for current Shareholders; (iii) preparing, printing and distributing any sales literature used in connection with the offering of the Shares which is not covered by (ii) above; (iv) the promotion and sale of the Shares, including travel, communications and the compensation of sales personnel; and (v) distribution and shareholder support assistance.

Amounts paid or payable by a Fund under this Plan or any agreement related hereto shall not exceed .25% (twenty-five basis points) of the Fund’s average daily net assets.

As of the end of a Fund’s fiscal year, the expenses incurred in connection with the sale and promotion of the Shares and the furnishing of services to Shareholders, as described above, may exceed ..25% of the Fund’s average daily net assets. Although the Fund is not permitted to pay any such excess expenses during that same fiscal year, such excess expenses may be reimbursed during any of the Fund’s subsequent three fiscal years, provided and to the extent that the current expenses plus the excess expenses do not exceed the .25% limitation for that subsequent year. Such reimbursement must be approved by a majority of the Board of Trustees, including a majority of the Qualified Trustees (defined below in paragraph 8). All or any portion of such excess expenses may be reimbursed by the Fund during any one or more of the three subsequent fiscal years.

5. Effective Date. This Plan shall not take effect with respect to any Fund until it has been approved (a) by a vote of at least a majority of the outstanding voting securities of the Shares of such Fund, if adopted after the public offering of such Shares; and (b) together with any related agreements, by votes of the majority of both (i) the Trustees of the Trust and (ii) the Qualified Trustees (as defined in paragraph 8 below), cast in person at a Board of Trustees meeting called for the purpose of voting on this Plan or such agreement.

6. Term. This Plan shall continue in effect for a period of more than one year after it takes effect, only for so long as such continuance is specifically approved at least annually in the manner provided in paragraph 5 above for the approval of this Plan.

7. Agreements Relating to the Plan. All agreements with any person relating to implementation of this Plan shall be in writing, and any agreement related to this Plan shall provide (a) that such agreement may be terminated at any time, without payment of any penalty, by the vote of a majority of the Qualified Trustees or by the vote of a majority of the outstanding voting securities of the Shares of the Funds, on not more than 60 days written notice to any other party to the agreement; and (b) that such agreement shall terminate automatically in the event of its assignment. This Plan shall not obligate the Trust or any other party to enter into an agreement with any particular person.

8. Qualified Trustees. As used in this Plan, (a) the term “Qualified Trustees” shall mean those Trustees of the Trust who are not interested persons of the Trust, and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it, and (b) the terms “assignment” and “interested person” shall have the respective meanings specified in the 1940 Act and the rules and regulations thereunder, subject to such exemptions as may be granted by the Securities and Exchange Commission.

9. Reports. Any person authorized to direct the disposition of monies paid or payable by the Trust pursuant to this Plan or any related agreement shall provide to the Trustees of the Trust, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made. Such report shall include any division or allocation of expenses between or among Funds.

10. Records. The Trust shall preserve copies of this Plan, each agreement related hereto and each report referred to in paragraph 9 hereof for a period of at least six years from the date of the Plan, agreement and report, the first two years in an easily accessible place.

11. Severability. If any provision of the Plan shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Plan shall not be affected thereby.

12. Amendments. This Plan may not be amended to increase materially the amount of distribution expenses permitted pursuant to paragraph 4 above without the approval of Shareholders holding a majority of the outstanding voting securities of the Shares of the Funds, and all material amendments to this Plan shall be approved in the manner provided in Part (b) of paragraph 5 above for the approval of this Plan.

13. Termination. This Plan may be terminated at any time by the vote of a majority of the Qualified Trustees or by vote of a majority of the outstanding voting securities of the Shares of the Funds.

14. Independent Trustees. While this Plan is in effect, the selection and nomination of those Trustees who are not interested persons of the Trust within the meaning of Section 2(a)(19) of the 1940 Act shall be committed to the discretion of the Trustees then in office who are not interested persons of the Trust.

Adopted: November 11, 2025; Amended: February 19, 2026; May 13, 2026

Exhibit A

to the Distribution and Service Plan

Twin Oak Active Opportunities II ETF
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Twin Oak Enhanced Credit ETF
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Twin Oak Enhanced Fixed Income ETF
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Twin Oak Hedged Opportunities ETF
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